July 13, 2006

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: April Sifford

RE:	DRDGOLD Limited

Form 20-F for the Fiscal Year Ended June 30, 2005

Filed December 15, 2005

File No. 0-28800 (the “2005 Annual Report”)

Dear Mrs. Sifford:

On behalf of DRDGOLD Limited (the “Company”), we are writing to respond to the Staff’s comments set forth in your letter, dated May 3, 2006 (the “Comment Letter”), with respect to the above referenced filing of the Company. The number of responses and headings set forth below correspond to the numbered comments and headings in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics and precedes each of the Company’s responses.

Form 20-F for the Fiscal Year Ended June 30, 2005 Controls and Procedures, page 152 Changes in Internal Control over Financial Reporting, page 154

Comment 1:	We note you disclose there have not been any significant changes in [your] internal controls during the year ended June 30, 2005. In future filings, you should indicate whether there has been any change in your internal control over financial reporting that occurred during the period covered by your annual report that

Securities and Exchange Commission

July 13, 2006

has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F for further guidance.

Response:	The Company will comply with the Staff’s comment in future filings.

Comment 2:	Additionally, we note the 4-step US GAAP action plan you discuss under the heading, “Evaluation of Disclosure Controls and Procedures”. Tell us why you believe the discussed changes in internal controls made during the fiscal year ended June 30, 2005, did not materially affect your internal control over financial reporting.

Response:	The Company wishes to supplementally advise the Staff that, as disclosed in the 2005 Annual Report, the majority of measures outlined in its 4-step US GAAP action plan (the “US GAAP Action Plan”) were implemented during fiscal 2005. These measures had a positive material effect on the Company’s internal control over financial reporting. The disclosure under “Changes in Internal Controls over Financial Reporting” was intended by the Company to be read in the context of the US Action Plan disclosure to make clear that the changes were positive and that there had been no other changes in internal control over financial reporting.

In light of the Staff’s comment, the Company will, in future flings, as appropriate, make clear that there have been no changes in internal control over financial reporting “except as disclosed in the preceding paragraphs”, or make other appropriate cross-references. We respectfully submit that, read in context, the absence of this disclosure from the 2005 Annual Report does not constitute a material omission because of the extensive discussion of the US GAAP Action Plan in the paragraphs immediately preceding the disclosure concerning changes in internal control.

Closing Comments

Contemporaneous with this filing the Company is providing a statement acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Annual Report;

Securities and Exchange Commission

July 13, 2006

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Annual Report; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011-44-20-7072-7171. If you would like to discuss any aspect of the Company’s response, please call me on 011-44-20-7519-7171, or in my absence, my colleagues Jim McDonald or Maria Protopapa, both of whom can be reached on 011-44-20-7519-7000.

Sincerely,

/s/ Richard A. Ely
Richard A. Ely

cc:	DRDGOLD Limited:
John Sayers, Chief Financial Officer
Niel Pretorius, Group Legal Counsel

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